

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 29, 2009

Mr. Jonathan H. Chou
Chief Financial Officer
American Dairy, Inc.
2275 Huntington Drive #278
San Marino, CA 91108

> **Re:** **American Dairy, Inc.**
> **Form 10-K For the fiscal Year Ended December 31, 2008**
> **Filed April 15, 2005**
> **File No. 001-32473**

Dear Mr. Chou:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director